harvard bioscience, Inc.

84 October Hill Road

Holliston, MA 01746

December 11, 2015

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Divison of Corporate Finance

Mail Stop 3030

100 F Street, NE

Washington, DC 20549

Attention: Tim Buchmiller

Re:	Harvard Bioscience, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 12, 2015
File No. 001-33957

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Harvard Bioscience, Inc., a Delaware corporation (the “Company”) in response to the comments (each, a “Comment”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) received by electronic mail dated December 4, 2015 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on March 12, 2015 (the “Form 10-K”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter.

Item 7. Management’s Discussion and Analysis, page 27

1.	We note your disclosure that your revenues during fiscal 2014 increased as compared to fiscal 2013 and that the increase was the result of revenues from newly acquired business and organic growth. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor such as increases or decreases in revenue from business acquisitions or organic growth that affected your overall revenues. For factors such as organic growth, please discuss the underlying material causes for the increase in growth. Please revise future filings in response to this comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Securities and Exchange Commission

December 11, 2015

Response to Comment 1:

In future filings, to the extent required by applicable securities laws and regulations, including Regulation S-K, (i) in the event individual line items disclosed in the Company’s statements of operations significantly fluctuate in comparison to the comparable prior period, the Company will quantify, to the extent the numbers can properly be derived, and disclose the nature of each item that caused the significant change, and (ii) the Company will quantify, to the extent the numbers can properly be derived, and discuss each material factor that affected its overall revenues, and for material factors such as organic growth, the Company will discuss the underlying material causes for the increase in growth.

2.	Where you attribute changes in gross margin to shifts in “product mix,” please revise future filings to clarify how that mix has shifted such that gross margin was impacted. In addition, we note the reference on page 4 to five product families and the subsequent disclosure describing those families. Please revise future filings to include the disclosure required by Regulation S-K Item 101(c)(1)(i).

Response to Comment 2:

In future filings, to the extent required by applicable securities laws and regulations, including Regulation S-K, (i) when the Company attributes changes in gross margin to shifts in “product mix,” it will clarify how that mix has shifted such that gross margin was impacted, and (ii) the Company will include any disclosure required by Regulation S-K Item 101(c)(1)(i).

3.	We note your first risk factor references that a significant portion of your revenues are derived from customers who are dependent for their funding upon grants from the NIH and similar agencies in other countries and your statements in your third quarter conference call that the global slowdown in the academic and government research markets due to budget constraints continues to be challenging. In your future filings, please disclose any known trends affecting your business. Please refer to Regulation S-K Item 303(a)(3)(ii). Please also revise future filings to clarify the extent to which you are indirectly dependent on such funding. We note, for example, the references in your third quarter conference call to deriving 70% of your revenue from the academic and government research market.

Response to Comment 3:

In future filings, to the extent required by applicable securities laws and regulations, including Regulation S-K, the Company (i) will disclose any known and material trends that affect its business, and (ii) will clarify the extent to which it is indirectly dependent on funding that its customers are dependent on with respect to grants from the NIH and similar agencies in other countries.

Securities and Exchange Commission

December 11, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (508) 893-8999 or our attorney, Chad J. Porter, at (617) 345-3686.

Thank you for your assistance.

Sincerely,

harvard bioscience, Inc.

/s/ Jeffrey A. Duchemin

Jeffrey A Duchemin

Chief Executive Officer

cc: Chad J. Porter, Esq., Burns & Levinson LLP